UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 6-K Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 COMPANIA CERVECERIAS UNIDAS S.A. (Exact name of Registrant as specified in its charter) UNITED BREWERIES COMPANY, INC. (Translation of Registrant's name into English) Republic of Chile (Jurisdiction of incorporation or organization) Vitacura 2670, 23rd floor, Santiago, Chile (Address of principal executive offices) _________________________________________ Securities registered or to be registered pursuant to section 12(b) of the Act. Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X Attached is a press release of the Company dated October 5, 2007 FOR IMMEDIATE RELEASE For more information contact: Luis Eduardo Bravo / Macarena Gili Investor Relations Department (56-2) 427-3581 or 427-3416 CCU ANNOUNCES AGREEMENT TO PURCHASE ICSA (Santiago, Chile, October 5, 2007) -(NYSE: CU, Santiago Stock Exchange: CCU) Yesterday, our Argentine subsidiary Compania Industrial Cervecera S.A. (CICSA) subscribed an agreement to purchase all of the shares of the Argentine corporation Inversora Cervecera S.A. (ICSA). The sale, the shares transfer by the seller and the payment of the price by CICSA are subject to the prior approval of the Argentine Antitrust Commission (currently Secretaria de Comercio Interior), which will be requested in the following days. The price of all the shares of ICSA, will be calculated as follows: US$88,000,000 (eighty eight millions of American dollars), minus ICSA's liabilities, adjusted by working capital, all properly audited, according to the financial statements at closing. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represents approximately 5.8% of the Argentine beer market, and a brewery in Lujan, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year. CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com. Signatures Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Compania Cervecerias Unidas S.A. (United Breweries Company, Inc.) /s/ Ricardo Reyes Chief Financial Officer Date: October 5, 2007